Exhibit (a)(5)(viii)
July 25, 2006
To: Shareholders of Onyx Software Corporation
Subject: Termination of Offer to Purchase Shares
Dear Onyx Shareholder:
     CDC and Purchaser are terminating the Offer pursuant to Sections 14(i) and 14(ii)(c) of the Offer to Purchase dated July 12, 2006 (the “Offer to Purchase”). The Offer is being terminated because: (i) Onyx’s July 17, 2006 announcement of its preliminary financial results for the quarter ended June 30, 2006, as well as the statements by M2M in Amendment No. 1 to Onyx’s Solicitation/Recommendation Statement on Schedule 14D-9 that it believed, based on additional due diligence conducted after the execution of the Merger Agreement, that Onyx’s business and market value had deteriorated since the time of the execution of the Merger Agreement, constituted, in their reasonable judgment, changes having, or that are reasonably likely to result in, an Adverse Effect and a Diminution in Value that, in light of their inability to conduct due diligence, could not be waived; and (ii) they concluded, based upon discussions with advisors to Onyx and the conditions imposed by Onyx that there was a remote likelihood that the board of Onyx would take, before the Expiration Date, the actions necessary to satisfy the Rights Condition or the Board Condition. Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Offer to Purchase.
     The Depository will return to Shareholders any Share certificates tendered pursuant to the Offer. We apologize for the inconvenience.
CDC Corporation
CDC Software Acquisition Corp.